Exhibit 21.1
SUBSIDIARIES OF
MARTIN MIDSTREAM PARTNERS L.P.

Subsidiary	Jurisdiction of Organization
Martin Operating GP LLC	Delaware

Martin Operating Partnership L.P.	Delaware

CF Martin Sulphur, L.L.C.	Delaware

CF Martin Sulphur, L.P.	Delaware

CF Martin Sulphur Holding, Inc.	Texas

Prism Gas Systems GP, L.L.C.	Texas

Prism Gas Systems I., L.P.	Texas

McLeod Gas Gathering and Processing Company, L.L.C.	Louisiana

Prism Gas Systems, Inc.	Delaware

Prism Gulf Coast Systems, L.L.C.	Texas